X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

04046399

DELIVERED BY MAIL

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2004
WASH, D.C. 202 SECTION

November 22, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest Joint News Release for X-Cal Resources Ltd. dated November 22, 2004.

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

Sincerely,
X-CAL RESOURCES LTD.

Sharon A. MacLellan

Sharon A. MacLellan
/sml
encls

12/2

NEW **SLEEPER**
GOLD CORPORATION

X-CAL
Resources Ltd.

New Sleeper Gold Corporation
Suite 758, East Tower
1111 St-Charles Street West
Longueuil, Quebec J4K 5G4
Phone: 450-677-2585
Fax: 450-677-2601

X-Cal Resources Ltd.
PO Box 48479
Bentall Centre
Vancouver, B.C. V7X 1A0
Phone: 604-662-8245
Fax: 604-688-7740

JOINT PRESS RELEASE

November 22, 2004

ADDITIONAL HIGH GRADE GOLD MINERALIZATION ENCOUNTERED AT THE SLEEPER JOINT VENTURE

- *Additional high grade gold assays for West Wood core hole 27*
- *West Wood core hole 17 also returns encouraging gold grades*

The Sleeper Joint Venture partners, New Sleeper Gold Corporation (TSX-V: NWS) (50%) and X-Cal Resources Ltd. (TSX: XCL) (50%) are pleased to provide further results from ongoing core and reverse circulation drilling at their Sleeper Gold Project in Humboldt County, Nevada.

Since the last release of assays on June 30, further core drilling consisting of 12 holes for 16,550 ft has been completed on the West Wood target. Complete assays are available for 8 of these holes and partial assays for four holes, WW28 – 31 inclusive. Highlights of the assays from holes WW-13, 17, 19, 23, 25 and 27 are provided below. These assay results are also included below in Appendix 1 along with the most significant assay results since the start of the joint venture drilling program. The best gold grades in the drilling since the June 30 release were cut by hole WW-27-04 including 10 ft of 0.275 opt gold from 912.5 to 922.5 ft (3 m of 9.4 g/t Au) plus 20 ft of 0.932 opt gold from 1016 ft to 1036 ft (6.1 m of 31.9 g/t Au).

SLEEPER GOLD PROJECT - WEST WOOD DRILLING ASSAY HIGHLIGHTS

HOLE-ID	FROM (ft)	TO (ft)	CORE LENGTH (ft)	Au* (opt)	Ag (opt)	FROM (m)	TO (m)	CORE LENGTH (m)	Au (ppm)	Ag (ppm)
WW-13-04	922.0	932.0	10.0	0.199	0.41	281.0	284.1	3.0	6.8	13.9
WW-17-04	944.0	961.5	17.5	0.627	0.34	287.7	293.1	5.3	21.5	11.6
WW-17-04	1173.0	1193.0	20.0	0.248	0.33	357.5	363.6	6.1	8.5	11.3
WW-19-04	639.0	654.7	15.7	0.384	0.23	194.8	199.6	4.8	13.2	7.8
WW-23-04	755.0	770.0	15.0	0.300	6.35	230.1	234.7	4.6	10.3	217.8
WW-25-04	1042.5	1055.0	12.5	0.190	0.70	317.8	321.6	3.8	6.5	24.0
WW-27-04	912.5	922.5	10.0	0.275	0.32	278.1	281.2	3.0	9.4	10.9
WW-27-04	1016.0	1036.0	20.0	0.931	0.00	309.7	315.8	6.1	31.9	0.0

*Average gold grades for 5g/t Au cut-off, 3m minimum length, up to 0.75m dilution in any 3m interval

The high grade intervals shown above are contained within a larger envelope of lower grade mineralization that is apparent when a 3 g/t Au cut-off is used rather than a 5 g/t Au cut-off. These

new assay results are provided below in Appendix 2 along other intersections at this lower cut-off grade received since the start of the joint venture drilling program.

Continued core drilling of the West Wood breccia zone has confirmed that higher grade gold mineralization is hosted by colloform banded quartz veins, very similar in appearance to the high grade mineralization mined from the Sleeper Pit between 1986 and 1996. This zone appears to lie at the base of the West Wood breccia. On the basis of the core drilling completed to date the higher gold grade banded quartz veins seem to be confined to the 'sole' of the easterly dipping breccia but the distribution and true width of the veins is not yet known. Further core drilling is proposed at West Wood to define this mineralization. The zone is open to the north and south and along the east dip of the breccia body.

In addition to the drilling at West Wood, the Joint Venture partners have completed six core holes and one wedged directional drill hole to test for extensions to gold mineralization under the Sleeper Pit which is now flooded. In total 14,740 ft of drilling was completed and assays are available for 5 holes, MC41 to MC45, with assays pending for MC46 and DR42. Although none of these holes cut high grades of gold or silver mineralization, four of these deep holes cut lower grade gold mineralization which is interpreted to be feeder zones to the mineralization at higher elevations.

The Joint Venture has also completed a second phase of drilling at the Facilities area with several holes being completed in a previously inaccessible area following the removal of the crusher and the mill in September. Since the June 30 press release 9 RC holes for 4,925 ft and 1 core hole for 997 ft have been drilled. Assay results are available for all of the RC holes but are pending for the core hole, CFAC01. Highlights are provided below of the most encouraging results which were encountered in holes FAC19 and 20 in the crusher area. These holes demonstrate the extension of the Office Vein structure north of the Office Pit. Mineralization is sulphide hosted. The core hole sited north of these holes was designed to test an oxide zone to the west and the sulphide zone cut by FAC19 and FAC20. Further drilling is proposed to define the extent of this near surface mineralization.

SLEEPER GOLD PROJECT - FACILITIES DRILLING ASSAY HIGHLIGHTS

HOLE-ID	FROM (ft)	TO (ft)	LENGTH (ft)	Au* (opt)	Ag (opt)	FROM (m)	TO (m)	LENGTH (m)	Au (ppm)	Ag (ppm)
FAC-19-04	480	500	20	0.130	0.34	146.3	152.4	6.1	4.44	11.6
FAC-19-04	505	515	10	0.044	0.08	153.9	157.0	3.0	1.52	2.6
FAC-20-04	465	480	15	0.026	0.09	141.7	146.3	4.6	0.87	3.0
FAC-20-04	485	520	35	0.023	0.06	147.8	158.5	10.7	0.80	1.9
FAC-20-04	535	570	35	0.044	0.08	163.1	173.7	10.7	1.52	2.9

*Average gold grades for 0.5g/t Au cut-off, 3m minimum length, up to 0.75m dilution in any 3m interval
Holes not listed did not cut significant mineralization

In conjunction with the Facilities Area work a program of Sonic drilling has commenced on Leach Pad 1. To date four holes have been completed for a total of 425 ft. The program is expected to be a total of 17 holes. The objective of this program is to determine the grade of the material on Leach Pad 1 and to collect sufficient material for comprehensive metallurgical testwork. The metallurgical tests are to be carried out by Kappes, Cassiday & Associates in Reno. The purpose of the metallurgical tests is to determine whether the material on Leach Pad 1, and potentially the other four leach pads, might justify retreatment. The results of this program are expected to be available in the second quarter of 2005.

The figure below shows the general location of the above mentioned drill holes.



NEW SLEEPER GOLD LLC
2004 Drilling Program
Waste Dump
Bedrock Casino Area
Leach Pad 2
Leach Pad 1
Sleeper Pit
Facilities Area
0
1500
feet
West Wood Area
Waste Dump
General Mine Layout
Waste Dump
Leach Pads
Waste Dump
Tailings Pond
Sleeper Pit
0
2500
feet
Waste Dump

In addition to the vigorous core and reverse circulation drilling program being undertaken by the Joint Venture several other activities are underway within the 30 square mile claim block held at Sleeper. These activities are contributing to a rapid expansion of the Sleeper GIS data base as a foundation for ongoing work.

In the vicinity of the former pit an electrical geophysical (IP) program was carried out in September with approximately 22 line miles (35 line-Km) of surveys being completed. This program found a large chargeability anomaly at a depth of approximately 3,280 ft (1,000m) on the Bedrock Casino trend north west of the pit. Another chargeability anomaly was defined to the south of West Wood underneath the south waste dump. Some follow-up IP is currently in progress to further define these anomalies. In 2005 further evaluation will continue in these target areas and will include drilling.

Further ground gravity surveys were recently completed with 241 additional stations bringing the total gravity database on the property to 641 stations. The gravity data is assisting with structural interpretation along the range-front and in the covered pediment area.

A program of geological mapping, rock chip sampling and soil sampling is ongoing in the Alma – Dome – Electrum area 3 miles (4.9 km) south west of the Sleeper Pit to develop targets for drill testing. Results have been received for 237 channel samples from 700 ft of accessible underground workings at the abandoned Alma gold mine. The best result was 2 opt gold from a 5 foot channel sample in an area of intersecting 040° and 325° oriented structures. Surface sampling yielded gold values up to 0.20 opt gold from north-west mineralized structures. A core drilling program in the vicinity of the Alma mine commenced on November 6. This proposed program consists of four holes for a total of 2,000 ft. At the Dome prospect rock chip sampling returned anomalous gold values (100 – 300 ppb Au) and a multi-element geochemical anomaly associated with jasperoidal silicification. On the north east flank of Dome Hill, five RC drill holes for a total of 2,540 ft were completed to test this feature. Assay results are available for all these holes, but there were no grades above 0.5 g/t Au. Further drilling on a different sector of the Dome prospect is being considered. A soil sampling grid, 0.9 by 1.1 miles, in the Alma – Dome - Electrum region with 1,800 samples has been completed. Results for 1,278 soil samples have been received with anomalous values from 50 to 310 ppb Au highlighting Electrum and a southern extension of the Alma zone as targets warranting more work. Results for 522 soil samples are pending. One IP line was completed at Electrum in October which showed the presence of a large chargeability anomaly. Follow up IP is in progress to further define this feature. The ongoing program in the Alma – Dome – Electrum area is encouraging as several targets are being further defined. Drilling is proposed in 2005 to test these targets.

A mercury vapor geochemical program is being carried out over the eastern part of the claim block for an area 3.4 by 5.1 miles where outcrop is masked by pediment. In September 1, 355 samples at a spacing of 330 ft (100 m) and on lines 660 ft (200m) apart were 'planted'. The silver strips, which collect mercury gas released from buried oxidizing sulfides in areas where there is no outcrop, are presently being 'harvested'. Results will be available in due course. The mercury vapor sampling results are expected to complement interpretation of gravity and airborne magnetics as well as the few previous drill holes in this large area. In addition, this survey will permit definition of targets which might host a buried, 'Sleeper like' mineralized system.

Exploration work has recently commenced on the Range Front Fault target area, which can be followed in outcrop for 3 miles. The Range Front Fault, located east of the Sleeper Pit, is parallel to other north easterly trending structures further to the west which hosted the Sleeper Vein and the Wood Vein. Electrical geophysics (IP) undertaken by Amax prior to substantial mining operations exhibits elevated chargeabilities along the Range Front Fault, particularly adjacent to the Sleeper Deposit. The Range Front Fault may have been a conduit for mineralizing fluids. A program of geological mapping, geochemical sampling, and geophysics is to be completed along the Range Front Fault with drill testing commencing in early 2005. A figure below shows the location of these target areas.


409000
411000
413000
415000
417000
4580000
4578000
4576000
4574000
4572000
4570000
N
Waste Dump
Leach Pads
Waste Dump
Sleeper Pit
Tailings Pond
Waste Dump
Range Front Fault
0 1 2 miles
0 1 2 3 4 km
Alma
Dome
Electrum
NEW SLEEPER GOLD LLC
Sleeper Project
Exploration Target Areas
Mercury Vapor Sampling Area

Comments

Shawn Kennedy, President of X-Cal, said, "The Sleeper Joint Venture has advanced the knowledge of the Sleeper District and produced some very good drill results. I am intrigued by the targets identified immediately east of the Mine and was encouraged to see the IP data show a target that corresponds to an area earlier identified by Ken Snyder. The Joint Venture treasury has funds to continue work throughout 2005 at the present rate of expenditure. The Sleeper Gold project is being well managed by New Sleeper Gold, with an increased level of organization and corporate infrastructure in keeping with the accelerated rate of exploration. Participation in the Joint Venture Technical Committee sessions has demonstrated to me that the foundation for successful exploration and development of the Sleeper Gold District is in place."

James Crombie, President of New Sleeper Gold, said. "We are encouraged by the identification of additional high grade gold mineralization at West Wood and plan further drilling to define this zone. Drill testing of other targets at Sleeper and work to generate new drill targets is part of our strategy to thoroughly explore this prospective district."

Quality Assurance

The Sleeper Joint Venture has put in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice. A manual outlining the QA/QC procedures for the Sleeper Project was compiled at the beginning of the 2004 drilling program. A draft of the QA/QC program plan being implemented by New Sleeper Gold was reviewed and accepted by Qualified Persons at Mine Development Associates of Reno, Nevada, a well-known consulting mine engineering services company. Elements of the JV's QA/QC program include chain of custody of samples, standard and blank samples submitted to American Assay & Environmental Laboratories, Reno, with each batch of samples and a check assay program on a proportion of sample pulps with a second laboratory. Results from the QA/QC program have to date been satisfactory.

Qualified Person

Mr. Adrian Fleming, New Sleeper Gold Corporation's qualified person as required under NI 43-101 has reviewed the technical information contained in this press release. Mr. Fleming is the Exploration Manager of New Sleeper Gold LLC, the operator of the Joint Venture.

Additional Information

The figures included in this press release are not indicative of nor do they qualify as Mineral Resources or Mineral Reserves under NI 43-101. Further exploration is required in order to define Mineral Resources and it is not certain that such further exploration will result in the discovery and definition of a Mineral Resource at the Sleeper project.

Further information about the Sleeper project is available on New Sleeper Gold Corporation's web site at http://www.newsleepergold.com and on X-Cal Resources Ltd. web site at http://www.x-cal.com.

New Sleeper Gold Corporation is a gold exploration company with a 50% interest in the Sleeper gold project in Nevada. New Sleeper's shares trade on the TSX Venture Exchange (TSX-V) under the symbol "NWS". Additional information including New Sleeper Gold Corporation NI 43-101 Technical Report and previous press releases can be downloaded from its web site.

X-Cal Resources Ltd. is a gold exploration company with a 50% interest in the Sleeper gold project and a 100% interest in the Mill Creek gold project in Nevada. X-Cal's shares trade on the TSX under the symbol "XCL". Additional information including X-Cal NI 43-101 Technical Report and previous press releases can be downloaded from its web site.

Caution Concerning Forward-Looking Statements

This news release contains certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at Sleeper and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Sleeper Joint Venture operations or from prior mining operations on the Sleeper site. For a more complete discussion of these and other risk factors, please refer to the "Risk Factors" section in the Filing Statement filed by New Sleeper Gold Corporation on March 19, 2004 on the Sedar web site and accessible at www.sedar.com.

Forward-looking statements contained in this release are based on the beliefs, estimates and opinions of the Sleeper Joint Venture's management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. New Sleeper Gold and X-Cal Resources undertake no obligation to update these forward-looking statements management's beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of New Sleeper Gold Corporation and X-Cal Resources Ltd. respectively.

For further information please contact:

New Sleeper Gold Corporation
James Crombie
President & CEO
Telephone: (450) 677-2585
Facsimile: (450) 677-2601
Email: james_crombie@newsleepergold.com

X-Cal Resources Ltd.
Shawn Kennedy
President
Tel: (604) 662-8245
Facsimile: (604) 688-7740
Email: : invrel@x-cal.com

and

Susie Bell
Manager Investor Relations
Telephone: (450) 677-2585
Facsimile: (450) 677-2601
Email: susie_bell@newsleepergold.com
Website: www.newsleepergold.com

Appendix I

SLEEPER GOLD PROJECT –SIGNIFICANT MINERALIZED ZONES
(Average gold grades for 5g/t Au cut-off, 3m minimum length, up to 0.75m dilution in any 3m interval)

	HOLE-ID	FROM (ft)	TO (ft)	LENGTH (ft)	Au (opt)	Ag (opt)	FROM (m)	TO (m)	LENGTH (m)	Au (ppm)	Ag (ppm)	
	FAC-06-04	500.0	510.0	10.0	0.173	0.13	152.4	155.4	3.0	5.9	4.3	
	FAC-19-04	480.0	490.0	10.0	0.208	0.50	146.3	149.4	3.0	7.1	17.4	
	WW-08-04	567.0	577.0	10.0	0.272	0.07	172.8	175.9	3.0	9.3	2.5	
	WW-08-04	729.0	789.0	60.0	0.327	0.43	222.2	240.5	18.3	11.2	14.8	
	WW-08-04	814.0	826.5	12.5	0.455	0.42	248.1	251.9	3.8	15.6	14.3	
	WW-08-04	869.0	886.5	17.5	0.220	0.45	264.9	270.2	5.3	7.5	15.4	
	WW-10-04	853.0	887.0	34.0	0.207	0.21	260.0	270.4	10.4	7.1	7.1	
	WW-10-04	917.0	932.0	15.0	0.182	0.31	279.5	284.1	4.6	6.2	10.8	
	WW-10-04	949.5	964.5	15.0	0.260	0.32	289.4	294.0	4.6	8.9	10.8	
	WW-10-04	992.0	1012.0	20.0	0.168	0.13	302.4	308.5	6.1	5.7	4.5	
*	WW-13-04	922.0	932.0	10.0	0.199	0.41	281.0	284.1	3.0	6.8	13.9	*
	WW-14-04	383.8	409.0	25.2	0.171	3.24	117.0	124.7	7.7	5.9	111.1	
	WW-14-04	825.3	852.1	26.8	0.856	1.08	251.6	259.7	8.2	29.3	37.2	
	WW-14-04	924.6	947.1	22.5	0.545	29.40	281.8	288.7	6.9	18.7	1007.8	
	WW-14-04	969.6	984.6	15.0	0.429	9.77	295.5	300.1	4.6	14.7	334.8	
*	WW-17-04	944.0	961.5	17.5	0.627	0.34	287.7	293.1	5.3	21.5	11.6	*
*	WW-17-04	1173.0	1193.0	20.0	0.248	0.33	357.5	363.6	6.1	8.5	11.3	*
	WW-18-04	656.0	683.5	27.5	0.276	3.30	199.9	208.3	8.4	9.5	113.2	
	WW-18-04	691.0	721.0	30.0	0.520	4.72	210.6	219.8	9.1	17.8	161.7	
	WW-18-04	728.5	738.5	10.0	0.167	2.43	222.0	225.1	3.0	5.7	83.3	
*	WW-19-04	639.0	654.7	15.7	0.384	0.23	194.8	199.6	4.8	13.2	7.8	*
*	WW-23-04	755.0	770.0	15.0	0.300	6.35	230.1	234.7	4.6	10.3	217.8	*
*	WW-25-04	1042.5	1055.0	12.5	0.190	0.70	317.8	321.6	3.8	6.5	24.0	*
*	WW-27-04	912.5	922.5	10.0	0.275	0.32	278.1	281.2	3.0	9.4	10.9	*
*	WW-27-04	1016.0	1036.0	20.0	0.931	0.00	309.7	315.8	6.1	31.9	0.0	*

*significant intercepts since last news release
Holes not listed did not cut significant mineralization as defined for this tabulation

Appendix II

SLEEPER GOLD PROJECT – SIGNIFICANT MINERALIZED ZONES
(Average gold grades for 3g cut-off, 3m minimum length, up to 0.75m dilution in any 3m)

HOLE-ID	FROM (ft)	TO (ft)	LENGTH (ft)	Au (opt)	Ag (opt)	FROM (m)	TO (m)	LENGTH (m)	Au_ (ppm)	Ag_ (ppm)
FAC-06-04	500	510	10	0.173	0.13	152.4	155.4	3	5.9	4.3
FAC-11-04	485	495	10	0.151	0.2	147.8	150.9	3	5.2	6.8
FAC-12-04	90	100	10	0.306	0.25	27.4	30.5	3	10.5	8.9
FAC-19-04	480	490	10	0.208	0.5	146.3	149.4	3	7.1	17.4
WW-08-04	562	577	15	0.22	0.06	171.3	175.9	4.6	7.6	2.0
WW-08-04	701.5	791.5	90	0.261	0.33	213.8	241.2	27.4	8.9	11.3
WW-08-04	814	826.5	12.5	0.455	0.42	248.1	251.9	3.8	15.6	14.3
WW-08-04	834	846.5	12.5	0.196	0.21	254.2	258	3.8	6.7	7.2
WW-08-04	864	889	25	0.179	0.34	263.3	271	7.6	6.1	11.8
WW-10-04	848	892	44	0.179	0.17	258.5	271.9	13.4	6.1	5.6
WW-10-04	909.5	967	57.5	0.213	0.23	277.2	294.7	17.5	7.3	8.0
WW-10-04	992	1022	30	0.15	0.11	302.4	311.5	9.1	5.2	3.8
WW-11-04	1045.5	1055.5	10	0.197	1.71	318.7	321.7	3	6.8	58.6
* WW-13-04	922	932	10	0.199	0.41	281	284.1	3	6.8	13.9 *
WW-14-04	383.8	409	25.2	0.171	3.24	117	124.7	7.7	5.9	111.1
WW-14-04	769	784	15	0.171	0.22	234.4	239	4.6	5.9	7.5
WW-14-04	825.3	947.1	121.8	0.385	6.31	251.6	288.7	37.1	13.2	216.3
WW-14-04	954.6	1004.6	50	0.316	9.51	291	306.2	15.2	10.8	326.2
WW-14-04	1025	1039.5	14.5	0.132	0.3	312.4	316.8	4.4	4.5	10.3
WW-17-04	611	625	14	0.09	0.91	186.2	190.5	4.3	3.1	31.2
WW-17-04	691	706	15	0.131	2.13	210.6	215.2	4.6	4.5	72.9
WW-17-04	728	769	41	0.143	1.37	221.9	234.4	12.5	4.9	47.1
WW-17-04	829	839	10	0.096	0.99	252.7	255.7	3	3.3	34.1
* WW-17-04	939	978	39	0.342	0.27	286.2	298.1	11.9	11.7	9.2 *
* WW-17-04	1168	1193	25	0.22	0.33	356	363.6	7.6	7.6	11.4 *
WW-18-04	648.8	721	72.2	0.347	3.47	197.8	219.8	22	11.9	119.0
WW-18-04	726	738.5	12.5	0.156	2.06	221.3	225.1	3.8	5.3	70.8
* WW-19-04	639	654.7	15.7	0.384	0.23	194.8	199.6	4.8	13.2	7.8 *
* WW-22-04	697.5	710	12.5	0.112	1.22	212.6	216.4	3.8	3.8	42.1 *
* WW-22-04	776	786	10	0.248	0.04	236.5	239.6	3	8.5	1.3 *
* WW-23-04	755	770	15	0.3	6.35	230.1	234.7	4.6	10.3	217.8 *
* WW-25-04	812.5	825	12.5	0.171	0.15	247.7	251.5	3.8	5.9	5.3 *
* WW-25-04	1032.5	1057.5	25	0.164	0.84	314.7	322.3	7.6	5.6	28.8 *
* WW-27-04	912.5	937.5	25	0.163	0.36	278.1	285.8	7.6	5.6	12.2 *
* WW-27-04	1016	1036	20	0.931	0	309.7	315.8	6.1	31.9	0.0 *

* WW-27-04	1045.4	1057.7	12.3	0.124	0.44	318.6	322.4	3.7	4.3	15.1	*
* WW-27-04	1064	1075	11	0.107	0.29	324.3	327.7	3.4	3.7	10.0	*
* WW-28-04	867.5	877.5	10	0.612	2.38	264.4	267.5	3	21.0	81.7	*
* WW-30-04	927.5	937.5	10	0.105	-	282.7	285.8	3	3.6	-	*
* WW-30-04	995	1005	10	0.119	-	303.3	306.3	3	4.1	-	*
* WW-31-04	980	1000	20	0.103	-	298.7	304.8	6.1	3.5	-	*
* WW-31-04	1012.5	1027.5	15	0.122	-	308.6	313.2	4.6	4.2	-	*

* new composites since last release
- preliminary assay reports - no Ag assays

Holes not listed did not cut significant mineralization as defined for this tabulation